Exhibit 21.1

Opteum Inc.
Consolidated Subsidiaries
of the Registrant
December 31, 2006

Consolidated subsidiaries included in the 2006 consolidated financial statements of Opteum Inc. are:

	Jurisdiction of Organization	Percentage of Voting Power
Opteum Financial Services, LLC	Delaware	92.5%
Capital Region Funding, LLC	Delaware	50.0
Classic Strategies Group, LLC	Delaware	100.0
HomeStar Direct, LLC	Delaware	50.0
HomeStar SPV Holdings, Inc.	Delaware	100.0
HS Special Purpose, LLC	Delaware	100.0
Integrity Home Funding, LLC	New Jersey	100.0
Interactive Mortgage Advisors, LLC	Delaware	51.0
Opteum Corp.	Delaware	100.0
Opteum Financial Services Corporation	Pennsylvania	100.0
Opteum Group, LLC	Delaware	100.0
Opteum Mortgage Acceptance Corporation	Delaware	100.0
Opteum SPV 2, LLC	Delaware	100.0